

Mail Stop 4631

April 20, 2010

<u>Via U.S. mail and facsimile</u>

Mr. Laurence A. Tosi
Chief Financial Officer
The Blackstone Group, L.P.
345 Park Avenue
New York, NY 10154

      RE: Form 10-K for the year ended December 31, 2009
               File No. 001-33551

Dear Mr. Tosi:

      We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<p align="center">FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009</p>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, page 68

2. Please revise your discussion of pending legislation concerning the taxation of carried interest as ordinary income to quantify the potential impact of this legislation on your results of operations, liquidity and cash flows, if possible. You indicate that the legislation, if enacted, would materially increase your tax liability but the extent of materiality is unclear.

Adjusted Cash Flow from Operations, page 69

3. Your statement that the "equivalent GAAP measure" to Adjusted Cash Flow from Operations is Net Cash Provided by (Used in) Operating Activities could give investors the impression that there is no difference between the GAAP measure and the non-GAAP measure. In future filings, please revise your disclosure to clearly indicate that the measures are similar but not equivalent. For example, you could consider disclosing that Adjusted Cash Flow from Operations is "most directly comparable to" the GAAP measure Net Cash Provided by (Used in) Operating Activities.

Operating Metrics, page 78

4. Your rollforward of fee-earning assets under management (AUM) for the Private Equity segment includes $660.5 million of market depreciation during 2009 while the rollforwards for 2008 and 2007 do not reflect any market appreciation or depreciation. Please tell us and revise your future filings to explain what caused the market depreciation during 2009 and why your Private Equity segment fee-earning AUM was not affected by market appreciation or depreciation in prior periods.

5. We note that the decrease in fee-earning assets under management in the Private Equity segment was driven primarily by market depreciation of $660.5 million that resulted from a net depreciation in the fair value of certain portfolio investments in BCP IV and BCOM. However, you disclose that the increases in performance fees and allocations were driven by the improved performance of the funds. We also note that the net total change in the carrying value of the BCP IV fund was a positive 35%. Please provide to us proposed future disclosures that would provide a more detailed analysis to reconcile these factors. We note the need for a more detailed analysis in the Real Estate segment as well.

Expenses, page 84

6. You disclose that compensation and benefits – base compensation rose 5% during 2009 primarily due to an increase in compensation of senior personnel, which is

calculated based on segment profitability. It appears from your table on page 82 that your real estate segment experienced economic net losses of $850 million during 2008 and $117 million during 2009. Your base compensation for 2009 was $10 million higher than base compensation for 2007 when economic net income was $1.1 billion. Since you disclosures infer that base compensation is based on segment profitability, please revise to more clearly explain why your base compensation expense does not seem to fluctuate in the same manner as your economic net income.

Liquidity and Capital Resources, page 95

7. Please revise your future filings to specifically quantify and explain any material changes in your balance sheet. For example, your MD&A does not specifically explain the $976 million decrease in accounts payable, accrued expenses and other liabilities during 2009.

Critical Accounting Policies

Intangibles and Goodwill, page 106

8. We note that your cash flows from operations are significantly lower than last year and certain of your operations continue to suffer economic net losses. Also, your market capitalization remains substantially below your total partner's capital. To the extent that any of your operating segments have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these operating segments, in the aggregate or individually, if impaired, could materially impact your operating results or total partners' capital, please tell us and provide the following disclosures for each of these operating segments in future filings:
   - Identify the operating segment;
   - The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
   - The amount of goodwill;
   - A discussion of the uncertainty associated with the key assumptions; and
   - A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

   If you have determined that the estimated fair value substantially exceeds the carrying value for all of your operating segments, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 126

9. We note your decision to aggregate amounts due to non-controlling interest holders
    with accounts payable, accrued expenses and other liabilities on the face of your
    combined and consolidated statement of financial condition. While the amount due
    to non-controlling interest holders was not material to total liabilities in 2009, it was
    material to total liabilities in 2008. Please revise your future filings to separately
    present on the face of your statement of financial condition any financial statement
    caption that is material to any periods presented.

Note 4 – Investments, page 143

10. You disclose on page 133 that you evaluate your equity method investments for
    impairment and recognize any differences between the carrying value and estimated
    fair value as impairment when the loss is deemed other than temporary. We also note
    your disclosure on page 130 indicating that you record realized and unrealized losses
    on your principal investments, including equity method investments. Please quantify
    for us the amount of any temporary losses on your equity method investments that
    have not been recognized as of December 31, 2009 and explain how you determined
    these losses were temporary in nature.

Note 5 – Net Asset Value as Fair Value, page 149

11. Please revise to more fully explain what it means for an investee fund manager to
    "side-pocket" an investment and how this affects your ability to redeem or liquidate
    your investment.

Note 13 – Net Loss Per Common Unit, page 159

12. Please revise to explain the difference between the distributions to common
    unitholders show in the table on page 159 and the cash distributions shown in your
    statement of changes in partners' capital on pages 121 and 122.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant